United States securities and exchange commission logo





                            June 3, 2021

       Andrew Samuel
       Chief Executive Officer
       LINKBANCORP, Inc.
       3045 Market Street
       Camp Hill, PA 17011

                                                        Re: LINKBANCORP, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed on May 7,
2021
                                                            File No. 333-255908

       Dear Mr. Samuel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 7, 2021

       General, page i

   1. We note your disclosure on page 37 that cybersecurity risks are increased as the result of an increase in the
number of employees working remotely, and on page 95
                                                        that community banks
have become a primary focus of cyber criminals. To the extent that cybersecurity risks are
material to your business, please disclose under an appropriately captioned section the
nature of the board   s role in overseeing your cybersecurity risk
                                                        management, the manner
in which the board administers this oversight function and any effect this has on the
board   s leadership structure.
       Questions and Answers About the Merger and the Shareholder Meetings, page 1

   2. We note from your disclosure on pages 25 and 30 that following the merger it is expected
 Andrew Samuel
FirstName  LastNameAndrew Samuel
LINKBANCORP,     Inc.
Comapany
June 3, 2021NameLINKBANCORP, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
         that current LINK shareholders will own 52.17% of the outstanding shares and former shareholders of GNB will own 47.83% of the outstanding shares. Please disclose anticipated post-merger ownership interests with a Question and Answer in this
         section.
Will GNB shareholders receive any fractional shares, page 2

3. Please explain to us how it was determined that LINK will pay GNB shareholders the cash value of a fractional share in an amount determined by multiplying the fractional share interest by $12.00, and include a discussion here and in the Background of the Merger section, if applicable.
Interests of GNB's Directors and Executive Officers in the Merger, page 12

4. We note from your disclosure on page 131 that Wesley Weymers will be eligible to receive retention bonuses in connection with the merger. Please quantify these bonuses here and briefly summarize the terms of Mr. Weymers' compensation following the closing of the merger.
Accounting Treatment of the Merger , page 16

5. We note the disclosures discussing the accounting treatment for the business combination.
         Please provide us with your accounting analysis in regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC
805-10-55-15.
Unaudited Pro Forma Combined Financial Data for LINKBANCORP, Inc.
Notes to Unaudited Pro Forma Combined Financial Statements, page 24

6. We note that certain of the transaction adjustments include more than one adjustment. In these cases, in the related footnotes, please provide details of these adjustments which should agree to the amounts reflected in the pro forma financial statements.
7. Please revise Note 4 to disclose the weighted average life of the loans acquired.
8. Please revise Note 9 to explain the reasons for and the components of the pro forma adjustment increase in retained earnings.
9. Please revise Note 10 to disclose the expected amortization period for the fair value premium associated with the FHLB advances.
Risk Factors
The Covid-19 pandemic is adversely impacting LINK and its customers, page 36

10. We note the disclosure that LINK has instituted payment deferral programs. Please quantify the number and dollar amount of loans that are in forbearance to the most recent practicable date so that investors may assess the risk, or advise. Similarly provide risk factor disclosure for GNB, if applicable.
 Andrew Samuel
FirstName  LastNameAndrew Samuel
LINKBANCORP,     Inc.
Comapany
June 3, 2021NameLINKBANCORP, Inc.
June 3,
Page 3 2021 Page 3
FirstName LastName
Information Regarding Forward-Looking Statements, page 51

11. Please remove your reference to the Private Securities Litigation Reform Act of 1995 as
         Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities
         Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section
         13(a) or 15(d) of the Securities Exchange Act.
Name of Beneficial Owners, page 58

12. Please provide the natural persons with voting and dispositive control over the shares listed in the table for Strategic Value Private Investors LP, EJ Capital LLC, and FJ Capital
         Management LLC.
Background of the Merger, page 94

13. We note your disclosure that the board of directors and senior management of LINK and
         GNB regularly and in the ordinary course review and evaluate acquisitions of branches or business lines, and strategic partnerships or affiliations with other financial institutions.
         Your disclosure does not appear to mention any discussions of business combinations by
         LINK with any entities other than GNB. Please explain the extent to which
         LINK considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why LINK did not expand its search.
Material U.S. Federal Income Tax Consequences of the Merger, page 133

14. Please revise this section to set forth counsels' opinions of each material tax consequence.
         For example, the disclosure on page 134 states that the merger is "intended to qualify" as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsels' opinions as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. For further guidance, please refer to
         Staff Legal Bulletin No. 19.
The Merger Agreement
Termination, page 158

15. We note the disclosure that GNB may terminate the agreement if the volume weighted average price for the shares of LINK stock over a period of time is below a certain price, but that LINK may elect to increase the merger consideration in this situation and the merger agreement will not terminate. Please explain if or how this will be communicated to shareholders if LINK elects to increase the merger consideration in this situation. Also explain if the timing of this increase may occur after shareholders vote on the merger.
 Andrew Samuel
LINKBANCORP, Inc.
June 3, 2021
Page 4
LINKBancorp, Inc. and subsidiary
Summary of Significant Accounting Policies , page F-16

16. Please revise to provide an accounting policy addressing the warrants. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-
3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrew Samuel                               Sincerely,
Comapany NameLINKBANCORP, Inc.
                                                              Division of
Corporation Finance
June 3, 2021 Page 4                                           Office of Finance
FirstName LastName